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                                                                     EXHIBIT 2.5



                                   EXHIBIT F

                              TAX SHARING AGREEMENT

        This Tax Sharing Agreement, dated __________, 2000, is by and between Quantum Corporation ("Quantum"), a Delaware corporation, and Snap Appliances, Inc. ("Snap"), a Delaware corporation.

                                    RECITALS

        A.  Quantum acquired the stock of Snap on September 10, 1999.

        B. Quantum and Snap have determined that the independent operation of Snap would be in their mutual best interests. Consequently, the parties plan to separate Snap's business from the rest of the Quantum group.

        C. In preparation for the separation, Snap will issue up to 20 percent of its stock to new investors in a public offering. Quantum will then distribute to its shareholders, pro rata, the remaining stock of Snap (the "Distribution").

        D. When Quantum acquired the stock of Snap, Snap became a member of the affiliated group of corporations of which Quantum is the common parent (the "Quantum Group"). The operations of Snap between September 11, 1999, and the date of the Distribution (the "Distribution Date") have been or will be included in federal and state income tax returns of the Quantum Group.

        E. While the Quantum Group has not yet filed its federal income tax return for the taxable year ended March 31, 2000, preliminary estimates of the taxable income or loss of the members of the group show that Snap incurred a net operating loss that was offset by taxable income of other members of the group. In addition, a portion of the net operating losses that Snap incurred in periods before it joined the Quantum Group can be carried forward to offset taxable income of the other members of the group. Snap has not received compensation from other members of the group for the expected absorption of Snap's net operating losses.

        F. Snap is also expected to incur a net operating losses through the Distribution Date.

        G. If Snap had remained an independent corporation, it would have received no tax benefit from its net operating losses unless and until it earned taxable income. Because the value to Snap of its net operating loss carryforwards is speculative, the parties have agreed that Quantum will not compensate Snap for the use of Snap's net operating losses to offset taxable income of other members of the Quantum Group. Correspondingly, Quantum will bear the risk of deficiencies in the tax liabilities of the Quantum Group attributable to the operations of Snap.

        H. Although the parties have agreed not to make payments to share the tax liability of the Quantum Group for the periods that Snap is included in the group, the parties still believe it is useful

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to provide for certain administrative matters regarding taxes, such as the retention of and provision of access to records and the preparation of tax returns. In addition, the parties have agreed to indemnify each other for certain tax liabilities.

                                    AGREEMENT

        To accomplish the purposes described above, Quantum and Snap agree as follows:

        1.     Retention of and Access to Records; Cooperation and Assistance.

               (a) Retention of and Access to Records. Each party shall retain all tax returns for periods beginning before the Distribution Date, together with all related reports, work papers, schedules or other documents or computer files, and, subject to the confidentiality provisions of Section 4, shall make these documents or files available to the other upon request. Neither party shall dispose of any of these documents or files without the other's permission.

               (b) Cooperation and Assistance. Subject to the confidentiality provisions of Section 4, Quantum and Snap shall provide each other with such cooperation, assistance, and information as either of them may reasonably request of the other with respect to the filing with any taxing authority of any tax return, amended return, claim for refund, or other document or with respect to the conduct of any tax contest. With respect to any tax returns of the Quantum Group for periods beginning before the Distribution Date ("Pre-Distribution Group Returns"), such assistance shall include the submission by Snap to Quantum, within 75 days after the close of the relevant taxable period, of the information and supporting documentation reasonably required by Quantum to enable it to prepare pro forma tax returns for Snap, including a pro forma return for the tax period of Snap that will end on the Distribution Date. With respect to the conduct of tax contests, such assistance shall include execution of any powers of attorney or other appropriate documentation, attendance of administrative or judicial proceedings as requested, performance of necessary computations, and, subject to the confidentiality provisions of
Section 5, provision of access to or furnishing books, records, tax returns, and supporting work papers.

        2.     Indemnification.

               (a) Indemnity Obligations of Quantum. Quantum shall indemnify Snap and hold Snap harmless from and against any amounts paid by Snap to any taxing authority by reason of Snap's joint and several liability for taxes of the Quantum Group.

               (b) Indemnity Obligations of Snap. Snap shall indemnify Quantum and its subsidiaries and hold them harmless from and against any liability for any taxes, and related interest or penalties, resulting from the application to the Distribution of section 355(e) of the Internal Revenue Code by reason of an acquisition of Snap stock.

        3. Gross-Up for Taxes on Required Payments. If the receipt or accrual of any payment required by this Agreement is subject to any tax, the payor shall pay an additional amount so that the



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total amount received by the payee, net of any applicable taxes, equals the amount of the required payment.

        4. Confidentiality of Documents and Information. Any documents or information provided pursuant to this Agreement in connection with a tax contest or filing with a tax authority shall be provided or disclosed by the recipient only to those of its employees responsible for the tax contest or filing or to attorneys or accountants advising the recipient on these matters. Any wider dissemination of these documents or this information shall be allowed only if required by law or authorized by the party providing the documents or information.

        5.     Dispute Resolution.

               (a) If a dispute, controversy or claim ("Dispute") arises between the parties relating to the interpretation or performance of this Agreement, or the grounds for the termination hereof, appropriate senior executives (e.g. director or vice president level) of each party who shall have the authority to resolve the matter shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies. The initial meeting between the appropriate senior executives shall be referred to herein as the "Dispute Resolution Commencement Date." Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, and either party wishes to pursue its rights relating to such Dispute, then the Dispute will be mediated by a mutually acceptable mediator appointed pursuant to the mediation rules of JAMS/Endispute within thirty (30) days after written notice by one party to the other demanding non-binding mediation. Neither party may unreasonably withhold consent to the selection of a mediator or the location of the mediation. Both parties will share the costs of the mediation equally, except that each party shall bear its own costs and expenses, including attorney's fees, witness fees, travel expenses, and preparation costs. The parties may also agree to replace mediation with some other form of non-binding or binding ADR.

               (b) Any Dispute which the parties cannot resolve through mediation within ninety (90) days of the Dispute Resolution Commencement Date, unless otherwise mutually agreed, shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association ("AAA"), by three (3) arbitrators in Santa Clara County, California. Such arbitrators shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the aforesaid AAA rules. The arbitrators will be instructed to prepare and deliver a written, reasoned opinion stating their decision within thirty (30) days of the completion of the arbitration. The prevailing party in such arbitration shall be entitled to expenses, including costs and attorneys' and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associated with prior negotiation or mediation). The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction. The use of any ADR procedures will not be construed under the doctrine of laches, waiver or estoppel to adversely affect the rights of either party.



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               (c) Any Dispute regarding the following is not required to be negotiated, mediated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality; any claim where interim relief from the court is sought to prevent serious and irreparable injury to one of the parties or to others. However, the parties to the Dispute shall make a good faith effort to negotiate and mediate such Dispute, according to the above procedures, while such court action is pending.

               (d) Unless otherwise agreed in writing, the parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 5 with respect to all matters not subject to such dispute, controversy, or claim.

        6. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all prior written and oral and all contemporaneous oral agreements and understandings with respect to the subject matter hereof.

        7. Governing Law. This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of California, excluding its conflict of law rules and the United Nations Convention on Contracts for the International Sales of Goods. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to Section 5.

        8. Notices. Notices, Demands, offers, requests or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties to the following addresses:

        if to Quantum:       Quantum Corporation
                             500 McCarthy Boulevard
                             Milpitas, CA  95035
                             Attn:  Michael Brown
                             President

        if to Snap:          Snap Appliances, Inc.
                             2001 Logic Drive
                             San Jose, CA  95124
                             Attn:  Jeanne Seeley
                             Chief Financial Officer



Or to such other address as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by fax, confirmed



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by first class mail. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

        9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

        10. Binding Effect; Assignment. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective legal representatives and successors, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. This Agreement may be enforced separately by each member of the Quantum Group. Neither party may assign this Agreement or any rights or obligations hereunder, without the prior written consent of the other party, and any such assignment shall be void; provided, however, either party may assign this Agreement to a successor entity in conjunction with such party's reincorporation.

        11. Severability. If any term or any other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

        12. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

        13. Amendment. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

        14. Authority. Each of the parties hereto represents to the other that
(a) it has the corporate or other requisite power and authority to execute, deliver, and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary corporate or other actions, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and general equity principles.

        15. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a



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reference is made in this Agreement to a Section, such reference shall be to a
Section of this Agreement unless otherwise indicated.



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        IN WITNESS WHEREOF, the parties have caused this Tax Sharing Agreement to be duly executed as of the date first set forth above.

QUANTUM CORPORATION                          SNAP APPLIANCES, INC.


By:                                          By:
     ------------------------------               ------------------------------

Name:                                        Name:
      -----------------------------                -----------------------------

Title:                                       Title:
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